Exhibit 99.2

American Lithium Corp.

Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

American Lithium Corp.

Table of Contents

(Expressed in Canadian Dollars)

2

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of American Lithium Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of American Lithium Corp. and subsidiaries (the "Company") as at February 28, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 28, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2022.

Vancouver, Canada

May 29, 2023

3

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Financial Position

		February 28,	February 28,
	Notes	2023	2022
		$	$
ASSETS
Current
Cash and cash equivalents	4	11,985,766	19,698,762
Short-term investments	5	28,636,414	36,156,956
Amounts receivable		400,804	205,718
Prepaid expenses and deposits		2,109,932	923,875
		43,132,916	56,985,311
Non-current assets
Deposits		34,023	-
Property and equipment	6	51,885	49,771
Exploration and evaluation assets	7	150,257,776	135,545,747
Reclamation bonds	8	594,713	632,935
Right-of-use assets	9	208,828	279,361
		194,280,141	193,493,125

LIABILITIES
Current
Accounts payable and accrued liabilities	10,13	1,663,785	1,512,029
Current portion of long-term debt	11	-	287,779
Current portion of lease liabilities	9	74,981	63,637
		1,738,766	1,863,445
Non-current assets
Long-term debt	11	-	607,015
Lease liabilities	9	151,308	221,222
		1,890,074	2,691,682

EQUITY
Share capital	12	261,911,478	230,593,327
Equity reserves	12	45,739,342	41,641,336
Deficit		(115,791,176)	(81,282,105)
Accumulated other comprehensive income		530,423	(151,115)
		192,390,067	190,801,443
		194,280,141	193,493,125

Nature of operations (Note 1)

Subsequent events (Note 20)

Approved on behalf of the Board of Directors on May 29, 2023:

/s/ Ben Binninger	/s/ Claudia Tornquist
Ben Binninger, Director	Claudia Tornquist, Director

The accompanying notes form an integral part of these consolidated financial statements.

4

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Loss and Comprehensive Loss

		For the years ended February 28,
	Notes	2023	2022
		$	$
Expenses
Conferences and tradeshows		353,940	45,717
Consultancy and employment costs		863,675	303,234
Depreciation	6,9	92,066	34,063
Exploration and evaluation expenditures	13	15,595,475	5,507,973
Finance charge	9,11	90,606	151,877
Foreign exchange loss		395,728	140,047
General and administrative		257,434	221,181
Insurance		369,261	82,714
Management and directors fees	13	1,987,584	2,423,816
Marketing		803,288	717,454
Professional fees		2,522,599	1,225,210
Regulatory and transfer agent fees		1,235,229	338,139
Share-based compensation	12,13	12,563,183	12,288,700
Travel		315,090	181,541
		(37,445,158)	(23,661,666)
Other items
Interest income		889,875	114,906
Expense recovery	18	888,741	-
Net loss for the year		(35,666,542)	(23,546,760)
Other comprehensive loss
Foreign currency translation adjustment		681,538	(151,115)
Comprehensive loss for the year		(34,985,004)	(23,697,875)

Basic and diluted loss per share		(0.17)	(0.13)

Weighted average number of common shares outstanding		207,655,575	176,619,008

The accompanying notes form an integral part of these consolidated financial statements.

5

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Cash Flows

	For the years ended February 28,
	2023	2022
	$	$
Cash flows used in operating activities
Net loss for the year	(35,666,542)	(23,546,760)
Items not affecting cash and cash equivalents
Depreciation	92,066	34,063
Finance charge	90,606	151,877
Share-based compensation	12,563,183	12,288,700
Accrued interest receivable	(217,509)	(104,433)
Changes in non-cash working capital items
Amounts receivable	(195,086)	69,478
Prepaid expenses and deposits	(1,220,080)	(594,184)
Accounts payable and accrued liabilities	340,259	(1,921,067)
Due to related parties	(188,503)	193,111
Cash used in operating activities	(24,401,606)	(13,429,215)

Cash flows used in investing activities
Cash acquired from acquisition	-	3,662,792
Exploration and evaluation assets expenditures	(4,628,029)	(264,118)
Redemption of short-term investments	17,738,051	-
Purchase of short-term investments	(10,000,000)	(36,000,000)
Purchase of equipment	(17,661)	(41,214)
Purchase of reclamation bonds	-	(554,399)
Refund of reclamation bonds	77,764	-
Cash paid for acquisition	-	(276,549)
Cash provided by investing activities	3,170,125	(33,473,488)

Cash flows from financing activities
Proceeds from shares issuance	-	50,038,700
Share issuance costs	-	(2,863,694)
Repayment of note payable	-	(200,000)
Stock options exercised	4,583,392	3,810,957
Warrants exercised	9,343,053	10,876,808
Repayment of long term debt	(1,051,075)	(401,512)
Repayment of lease liabilities	(84,318)	(31,480)
Cash provided by financing activities	12,791,052	61,229,779

Effect of exchange rate changes on cash and cash equivalents	727,433	(134,640)

Change in cash and cash equivalents during the year	(7,712,996)	14,192,436
Cash and cash equivalents, beginning of year	19,698,762	5,506,326
Cash and cash equivalents, end of year	11,985,766	19,698,762

Supplementary cash flow disclosures (Note 17)

The accompanying notes form an integral part of these consolidated financial statements.

6

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Changes in Shareholders’ Equity

			Reserves
	Number of Shares	Share Capital	Warrants	Share Options	RSU	Total	Deficit	Accumulated Other Comprehensive Income (Loss)	Total
		$	$	$	$	$	$	$	$
Balance at February 28, 2021	125,520,736	69,239,559	-	4,176,908	-	4,176,908	(57,779,620)	-	15,636,847
Units issued for acquisition	37,025,183	79,222,071	24,608,788	-	-	24,608,788	-	-	103,830,859
Plateau warrants assumed	-	-	3,869,201	-	-	3,869,201	-	-	3,869,201
Replacement of options issued	-	-	-	1,644,993	-	1,644,993	-	-	1,644,993
Finders' shares issued for acquisition	867,882	1,865,947	-	-	-	-	-	-	1,865,947
Share and warrants issued for exploration and evaluation assets	6,500,000	13,500,000	-	-	-	-	-	-	13,500,000
Private placement	20,726,750	50,038,700	-	-	-	-	-	-	50,038,700
Share issue costs	-	(3,242,398)	378,704	-	-	378,704	-	-	(2,863,694)
Share-based compensation	-	-	-	12,116,607	172,093	12,288,700	-	-	12,288,700
Stock options exercised	3,405,098	6,569,684	-	(2,758,727)	-	(2,758,727)	-	-	3,810,957
Stock options cancelled	-	-	-	(8,742)	-	(8,742)	8,742	-	-
Warrants exercised	10,234,460	13,399,764	(2,522,956)	-	-	(2,522,956)	-	-	10,876,808
Warrants expired	-	-	(35,533)	-	-	(35,533)	35,533	-	-
Loss for the year	-	-	-	-	-	-	(23,546,760)	-	(23,546,760)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(151,115)	(151,115)
Balance at February 28, 2022	204,280,109	230,593,327	26,298,204	15,171,039	172,093	41,641,336	(81,282,105)	(151,115)	190,801,443
Share issued for exploration and evaluation assets	3,400,000	10,084,000	-	-	-	-	-	-	10,084,000
Share-based compensation	-	-	-	6,716,937	5,846,246	12,563,183	-	-	12,563,183
Stock options exercised	3,442,589	7,716,150	-	(3,132,758)	-	(3,132,758)	-	-	4,583,392
Stock options cancelled	-	-	-	(1,157,471)	-	(1,157,471)	1,157,471	-	-
Warrants exercised	2,966,282	13,518,001	(4,174,948)	-	-	(4,174,948)	-	-	9,343,053
Loss for the year	-	-	-	-	-	-	(35,666,542)	-	(35,666,542)
Foreign currency translation adjustment	-	-	-	-	-	-	-	681,538	681,538
Balance at February 28, 2023	214,088,980	261,911,478	22,123,256	17,597,747	6,018,339	45,739,342	(115,791,176)	530,423	192,390,067

The accompanying notes form an integral part of these consolidated financial statements.

7

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

American Lithium Corp. (the “Company”) is incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition, and exploration of mineral interests. The Company’s head office is located at 710 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada. The Company’s common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the “Exchange”) under the symbol “LI”, the Frankfurt Stock Exchange under the symbol “5LA”, and, effective January 10, 2023, the NASDAQ exchange under the symbol “AMLI”.

The Company had a working capital position of $41,394,150 as at the date of these consolidated financial to fund ongoing development of its properties and provide general working capital. The continuing operations of the Company remain dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and to settle liabilities arising from normal business operations as they become due.

As at February 28, 2023, the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a net loss $35,666,542 (2022 – $23,546,760) for the year ended February 28, 2023. As at February 28, 2023, the Company had an accumulated deficit of $115,791,176 (2022 – $81,282,105), which has been funded primarily by the issuance of equity. The Company’s ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenue sufficient to cover its operating costs. Management believes that the Company has sufficient working capital as at February 28, 2023 to meet the Company’s obligations over the twelve month period from the date of the statement of financial position.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

8

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

Statement of compliance (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Estimates with a significant risk of material adjustment are discussed in Note 3.

Certain accounts have been reclassified to be consistent with the current period classification.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 29, 2023.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Maran Ventures Ltd. (“Maran”)	Nevada, USA
Plateau Energy Metals Inc. (“Plateau”)	Ontario, Canada
Macusani Yellowcake S.A.C. (“Macusani”)	Peru
Macusani Uranium S.A.C.	Peru

All intercompany transactions, balances, revenue and expenses are eliminated on consolidation. During the year ended February 28, 2023, the Company amalgamated 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd., and 4286128 Nevada Corp. as one company under Tonopah Lithium Corp. In addition, the Company amalgamated Big Smoky Holdings Corp. as one company under American Lithium Holdings Corp. On January 24, 2023, the Company acquired 100% of the outstanding shares of Maran (Note 7).

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

9

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and contingent liabilities as at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The more significant areas of judgement and estimation are as follows:

•	the estimates and assumptions used in the determination of the measurement of the share-based payments.

Functional currency

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar, except for Macusani where the functional currency is the US dollar.

Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated at average rates in effect during the period except for depreciation, which is translated at historical rates. The resulting gains or losses are reflected in profit or loss in the period of translation. Where applicable, the functional currency is translated into the presentation currency using the period end rates for assets and liabilities, while the operations and cash flows are translated using average rates of exchange and the exchange differences arising on translation are recognized in other comprehensive loss. The Company treats specific intercompany balances, which are not intended to be repaid in the foreseeable future, as part of its net investment, whereby the exchange difference on translation is recorded in other comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and highly liquid investments in the form of money market investments and certificates of deposit with investment terms that allow for penalty free redemption after one month or less and are readily convertible to a known amount of cash and subject to an insignificant risk of change in value.

Exploration and evaluation assets

Exploration and evaluation costs are expensed as incurred. Costs directly related to the acquisition are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

Management reviews the carrying value of capitalized exploration and evaluation assets at least annually. The review is based on the Company’s intentions for development of an undeveloped property. If a project does not prove viable, all unrecoverable costs associated with the project net of any previous impairment provisions are written off.

10

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets (continued)

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties are in good standing.

Impairment

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired.

If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets in which case the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and its carrying amount or that of the CGU is written down to its recoverable amount and the impairment loss is recognized in the consolidated statement of loss and comprehensive loss.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of loss and comprehensive loss.

11

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Decommissioning liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the Company’s exploration and evaluation activities. Discount rates using a pre-tax rate that reflects the risk and the time value of money are used to calculate the net present value. These costs are charged against profit or loss as exploration and evaluation expenditures and the related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. The Company has no obligation for restoration, rehabilitation and environment costs as at February 28, 2023 and 2022.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized is transferred to deficit.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

The Company grants restricted share units (“RSUs”) to directors, officers, and employees. RSUs are redeemable on the vesting date, at the Company’s discretion, into an equal number of common shares of the Company or into cash. The amount of cash is determined based on the prevailing market prices at the vesting date.

Warrants issued in equity financing transactions

Equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Warrants that are part of units are assigned value based on the residual value method and included in the share warrant reserve. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments. When warrants are cancelled or are not exercised at the expiry date, the amount previously recognized is transferred to deficit.

12

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented the outstanding warrants, options, and RSUs are anti-dilutive. Accordingly, diluted loss per share information has not been shown.

Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.

The classification determines the method by which the financial assets are carried on the statements of financial position subsequent to inception and how changes in value are recorded. Amounts receivable and reclamation bonds are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and cash equivalents and short-term investments are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated and subsequently measured as either: (i) fair value through profit or loss; or (ii) amortized cost. Accounts payable is classified as amortized cost.

13

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company utilizes the asset and liability method of accounting for deferred taxes. Under the asset and liability method, deferred income taxes and liabilities are recognized to reflect the expected deferred tax consequences arising from temporary differences between the carrying value and the tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against the asset can be utilized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialise.

Property and equipment

Property and equipment carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of income and comprehensive income. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Depreciation is calculated using declining balance or straight-line methods to write off the cost of the assets. The depreciation rate is applicable as follows:

Furniture and equipment	20% declining balance
Computer equipment	55% declining balance
Leasehold improvements	5 years straight line

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

14

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension, or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Accounting pronouncements not yet adopted

The following is a listing of amendments, revisions and new International Financial Reporting Standards issued but not yet effective. The Company is currently assessing the impact of adopting the following standards on the consolidated financial statements, as described below:

•	IAS 1 – Presentation of Financial Statements: On January 23, 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendments clarify that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity, instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The Company does not expect this amendment to have a significant financial impact on the consolidated financial statements.

15

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

4.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include an aggregate of $4,741,854 in cashable guaranteed investment certificates (“GICs”) including accumulated interest, which earn interest at rates ranging from 4.8% - 5.2% per annum and mature between February 15, 2024 and February 27, 2024.

In addition, the Company has cashable GICs of $25,000 and $54,683 (US$40,181), which earn interest of 4.43% per annum and mature on January 10, 2024, and an additional $27,500 GIC, which earns interest at 3% per annum and matures on November 29, 2023. These cashable GICs have been assigned as security for the Company’s credit cards to the Bank of Nova Scotia and the Toronto Dominion Bank, respectively.

5.	SHORT-TERM INVESTMENTS

The Company has an aggregate of $28,636,414 in GIC’s including accumulated interest, which earn interest at rates ranging from 4.7% - 5.3% per annum and mature between April 27, 2023 and February 15, 2024.

6.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture Equipment	Leasehold Improvement	Total
	$	$	$	$
Cost:
Balance, February 28, 2021	2,705	15,957	-	18,662
Additions	10,255	-	30,959	41,214
Balance, February 28, 2022	12,960	15,957	30,959	59,876
Additions	7,884	9,777	-	17,661
Balance, February 28, 2023	20,844	25,734	30,959	77,537

Accumulated depreciation:
Balance, February 28, 2021	204	927	-	1,131
Depreciation for the year	3,904	3,006	2,064	8,974
Balance, February 28, 2022	4,108	3,933	2,064	10,105
Depreciation for the period	5,973	3,382	6,192	15,547
Balance, February 28, 2023	10,081	7,315	8,256	25,652

Net book value:
As at February 28, 2022	8,852	12,024	28,895	49,771
As at February 28, 2023	10,763	18,419	22,703	51,885

16

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS

	TLC Project	Falchani Project	Macusani Project	Total
	$	$	$	$
Balance, February 28, 2021	11,509,494	-	-	11,509,494

Additions:
Acquisition costs	13,753,060	93,737,781	16,534,354	124,025,195
Maintenance fees	11,058	-	-	11,058
Balance, February 28, 2022	25,273,612	93,737,781	16,534,354	135,545,747

Additions:
Acquisition costs	5,056,899	5,152,130	-	10,209,029
Royalty buyback	4,503,000	-	-	4,503,000

Balance, February 28, 2023	34,833,511	98,889,911	16,534,354	150,257,776

TLC Lithium Project (“TLC Project”) – Nevada, USA

In August 2018, the Company purchased a series of unpatented lode mining claims located in Nye County, Nevada, USA, from Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”). The TLC Project was subject to an overriding 2.5% gross royalty, however, as at February 28, 2023, the royalty had been bought back in full.

The Company made the following payments for the TLC Project in during the year ended February 28, 2022:

•	April 2021 – the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000 to acquire 100% of a series of mining claims located in Esmeralda County, Nevada, contiguous and to the west of the TLC Project through the acquisition of 1301420 BC Ltd.
•	September 2021 - the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 and assumed liabilities of $253,060 (US$200,000) to acquire the Crescent Dunes Project (“Crescent Dunes”) located in Nye County, Nevada, contiguous with the TLC Project through the acquisition of Big Smoky Holdings Corp.

In June 2022, the Company closed an agreement to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company’s TLC Project. Pursuant to the terms of the agreement, the Company paid the vendors a total of $4,083,681 (US$3,155,822) in cash on closing. During the year ended February 28, 2023, the Company incurred certain ranch expenses in order to maintain the Company’s water rights in good standing.

In January 2023, the Company entered into an agreement to buy back the remaining one percent (1%) gross overriding royalty on the Company’s wholly owned TLC Project. Pursuant to the terms of the agreement, the Company issued 950,000 common shares of the Company on January 26, 2023, valued at $4,503,000, to the TLC Royalty Holder. In addition, the Company closed a share purchase agreement with the shareholders of Maran Ventures Ltd. (“Maran”) whereby the Company purchased 100% of the outstanding shares of Maran. Maran’s only asset is its ownership of eight lode mining claims located in Nye County, Nevada, contiguous to of the TLC Project. Pursuant to the share purchase agreement, the Company issued 200,000 common shares of the Company at a fair value of $946,000, which has been accounted for as an asset acquisition.

17

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Falchani Lithium Project (“Falchani Project”), Macusani Uranium Project (“Macusani Project”) – Puno, Peru

Following the acquisition in May 2021 of Plateau and its Peruvian subsidiary, Macusani SAC, the Company holds title, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

32 of the 174 Falchani Project and Macusani Project concessions now held by the American Lithium’s subsidiary, Macusani SAC, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru (“INGEMMET”) and the Mining Council of the Ministry of Energy and Mines of Peru (“MINEM”) in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the 174 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures restored the title, rights, and validity of those 32 concessions to Macusani.

In November 2021, the Company was made aware and announced that the judicial ruling in relation to those 32 concessions had been issued in favour of Macusani. On November 16, 2021, the Company announced that it had received official notification of the judicial ruling restoring full title to these concessions. On November 25, 2021, the Company confirmed that, as expected, appeals of the judicial ruling were lodged, including by INGEMMET and MINEM. These appeals will be considered by a high court tribunal in due course which is now scheduled for September 7, 2023. If the Company does not ultimately obtain a successful resolution of the Processes, Macusani’s title to the concessions could be revoked.

In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru, close to the Company’s Falchani Project. The Company paid $517,130 (US$400,000) and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor.

8.	RECLAMATION DEPOSITS

Reclamation deposits of $594,713 (2022 – $632,935) as at February 28, 2023, consisted of a bond recorded at cost and held as security by the State of Nevada, with regard to certain exploration properties described in Note 7.

18

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has two leases: one for an office space in Vancouver, Canada and another for an office space in Nevada, USA.

Right-of-Use Assets

Office Leases
Cost:	$
As at February 28, 2021	-
Additions	301,440
Foreign exchange adjustment	2,998
As at February 28, 2022	304,438
Foreign exchange adjustment	8,277
As at February 28, 2023	312,715

Depreciation:
As at February 28, 2021	-
Charge for the year	25,088
Foreign exchange adjustment	(11)
As at February 28, 2022	25,077
Charge for the year	76,519
Foreign exchange adjustment	2,291
As at February 28, 2023	103,887

Net book value:
As at February 28, 2022	279,361
As at February 28, 2023	208,828

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liabilities

$
As at February 28, 2021	-
Addition	301,440
Lease payments made	(31,480)
Finance charge	11,891
Foreign exchange adjustment	3,008
As at February 28, 2022	284,859
Lease payments made	(84,318)
Finance charge	28,751
Foreign exchange adjustment	(3,003)
226,289
Less: current portion	(74,981)
As at February 28, 2023	151,308

The lease liabilities were discounted at a discount rate of 12%.

19

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Lease Liabilities (continued)

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Fiscal 2024	$98,120
Fiscal 2025	87,075
Fiscal 2026	51,443
Fiscal 2027	34,961

10.	ACCOUNTS PAYABLE

	2023	2022
	$	$
Accounts payable	1,556,396	1,373,242
Accrued liabilities	95,724	138,787
Wages payable	11,665	-
	1,663,785	1,512,029

11.	Long-term debt

In September 2020, the Company entered into the TLC Water Rights Agreement. Pursuant to the agreement, the Company issued a promissory note for $1,363,613 (US$1,035,000) to be paid in four equal annual installments of $328,561 (US$258,750) plus accrued interest at a rate of 5% per annum. The promissory note was secured by a first priority deed of trust on the property related to this TLC Water Rights Agreement. On recognition, the promissory note was measured by discounting the annual installments plus accrued interest using a discount rate of 15% per annum.

$
As at February 28, 2021	1,139,269
Finance charge	139,986
Payment made	(401,512)
Foreign exchange adjustment	17,051
As at February 28, 2022	894,794
Finance charge	59,478
Payment made	(1,051,075)
Foreign exchange adjustment	96,803
As at February 28, 2023	-

In August 2022, the Company repaid the promissory note in full.

20

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the year ended February 28, 2023:

In June 2022, the Company issued 2,250,000 common shares of the Company at a fair value of $4,635,000 in relation to the acquisition of additional concessions in Falchani Property. (Note 7)

In January 2023, the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 in relation to the royalty buyback on the TLC Project. (Note 7)

In January 2023, the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire of Maran Ventures Ltd. (Note 7)

The Company issued 2,966,282 common shares in connection with the exercise of 3,370,982 warrants with a weighted average exercise price of $3.15 for total proceeds of $9,343,053. As a result, the Company transferred $4,174,948 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 3,442,589 common shares in connection with the exercise of 3,442,589 stock options with a weighted average exercise price of $1.32 for total proceeds of $4,583,392. As a result, the Company transferred $3,132,758 representing the carrying value of the exercised options from reserves to share capital.

During the year ended February 28, 2022:

In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consisted of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $3.00 and expires in April 2024. The Company incurred aggregate share issuance costs totaling $651,551 and issued 295,125 non-transferable warrants to certain finders with a fair value of $378,704 in relation to the financing.

In May 2021, the Company completed the acquisition of Plateau by issuing 36,891,918 units of the Company. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $3.00 and expires in May 2024. The 36,891,918 common shares issued had a fair value of $78,948,705. In addition, the Company paid finder’s fee of $200,000 in cash and issued 867,882 finder’s common shares with a fair value of $1,865,947.

In May 2021, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000 to acquire 1301420 BC and 1301420 Nevada (Note 7).

In July 2021, the Company issued an additional 133,265 common shares of the Company at a fair value of $273,366 in relation to the acquisition of Plateau.

In September 2021, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 to acquire Big Smoky (Note 7).

21

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Issued (continued)

In November 2021, the Company closed a brokered private placement financing of 13,208,000 units at a price of $2.65 per unit for gross proceeds of $35,001,200. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $4.00 for a period of two years and expire in November 2023. The Company incurred aggregate share issuance costs totaling $2,212,143 in relation to the financing.

The Company issued 10,234,460 common shares in connection with the exercise of 10,234,460 warrants with a weighted average exercise price of $1.06 for total proceeds of $10,876,808. As a result, the Company transferred $2,522,956 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 3,405,098 common shares in connection with the exercise of 3,405,098 stock options with a weighted average exercise price of $1.12 for total proceeds of $3,811,726. As a result, the Company transferred $2,758,727 representing the carrying value of the exercised options from reserves to share capital.

Warrants

During the year ended February 28, 2023, the Company issued 82,650 warrants in relation to the exercises of Plateau’s warrants.

During the year ended February 28, 2022, the Company issued the following warrants:

•	In connection with the April 2021 private placement, 3,759,375 warrants and 295,125 finders’ warrants with an exercise price of $3.00.
•	In connection with the acquisition of Plateau, 18,512,592 listed warrants with an exercise price of $3.00. The warrants were valued at $24,608,788 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.49%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a market price of shares at grant date $2.14.
•	In addition, the Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and a half warrant. The warrants were valued at $3,869,201 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.36%, forfeiture rate of 0%, no annual dividends, expected volatility of 101% and a market price of shares at grant date $2.14.
•	In connection with the November 2021 private placement, 6,604,000 warrants with an exercise price of $4.00.

Details of common share purchase warrants outstanding as at February 28, 2023 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)
5,791,893	4.00	0.68	November 3, 2023
2,961,250	3.00	1.17	April 29, 2024
16,498,392	3.00	1.20	May 11, 2024
25,251,535

In connection with the acquisition of Plateau, details of Plateau’s warrants outstanding at February 28, 2023 are as follows:

22

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Warrants (continued)

Number of warrants*	Exercise price	Number of shares issuable	Remaining life	Expiry date
	$		(years)
1,375,287	0.40	398,833	1.16	April 27, 2024
875,534	0.40	253,905	1.21	May 12, 2024
17,322	0.40	5,023	1.21	May 13, 2024
2,268,143		657,761

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

A summary of changes of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
		$
Balance, February 28, 2021	6,327,400	0.29
Issued	30,073,039	3.22
Exercised	(8,430,572)	0.98
Balance, February 28, 2022	27,969,867	3.21
Issued	82,650	3.00
Exercised	(2,800,982)	3.25
Balance, February 28, 2023	25,251,535	3.23

A summary of changes of Plateau warrants outstanding is as follows:

	Warrants*	Weighted average exercise price
		$
Balance, February 28, 2021	-	-
Assumed	11,290,820	0.50
Exercised	(6,220,315)	0.42
Expired	(2,232,362)	0.87
Balance, February 28, 2022	2,838,143	0.40
Exercised	(570,000)	0.40
Balance, February 28, 2023	2,268,143	0.40

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 10% of the issued shares of the Company.

23

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Stock options (continued)

During the year ended February 28, 2023, the Company granted the following stock options:

•	In June 2022, the Company granted 100,000 stock options to a consultant at an exercise price of $2.74. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $144,340 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.17%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a grant date market share price at $1.90.
•	In July 2022, the Company granted 250,000 stock options to a director and a member of senior management at an exercise price of $1.91. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $144,340 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.17%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a market price of shares at grant date $1.90.
•	In October 2022, the Company granted 150,000 stock options to a director at an exercise price of $2.14. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $262,860 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.41%, forfeiture rate of 0%, no annual dividends, expected volatility of 104% and a market price of shares at grant date $2.24.
•	In February 2023, the Company granted 1,300,000 stock options to certain officers, directors, consultants, and employees of the Company at an exercise price of $4.85. These options were granted for a period of five years, vested as follow: 1/3 on date of grant, 1/3 six months from the date of grant, and 1/3 on the first anniversary. The options were valued at $4,689,100 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 2.92%, forfeiture rate of 0%, no annual dividends, expected volatility of 103% and a market price of shares at grant date $4.72.

During the year ended February 28, 2022, the Company granted the following stock options:

•	In May 2021 and in connection with the acquisition of Plateau, the Company issued 1,423,210 replacement stock options with a weighted average exercise price of $2.51 and a fair value of $1,644,993.
•	In June 2021, the Company granted 7,050,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $2.17. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 six months from the date of grant and 1/3 on the first anniversary. The options were valued at $9,494,940 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.97%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a grant date market share price at $1.73.
•	In August 2021, the Company granted 500,000 stock options to a consultant of the Company at an exercise price of $1.81. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 six months from the date of grant and 1/3 on the first anniversary. The options were valued at $784,050 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.87%, forfeiture rate of 0%, no annual dividends, expected volatility of 113% and a grant date market share price at $1.95.

24

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Stock options (continued)

•	In February 2022, the Company granted 1,750,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $3.63. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 six months from the date of grant, and 1/3 on the first anniversary. The options were valued at $5,002,025 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.79%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a grant date market share price at $3.61.

During the year ended February 28, 2023, the Company recorded share-based compensation of $6,716,937 (2022 – $12,116,607) in relation to stock options.

As at February 28, 2023, the following options were outstanding and exercisable:

Number of options outstanding	Number of options Exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
125,000	125,000	0.35	0.33	June 29, 2023
134,850	134,850	3.93	0.47	August 17, 2023
195,750	195,750	2.24	1.15	April 23, 2024
200,000	200,000	0.25	1.94	February 4, 2025
1,929,167	1,929,167	1.28	2.56	September 17, 2025
63,115	63,115	1.03	2.78	December 9, 2025
5,958,334	5,958,334	2.17	3.28	June 10, 2026
1,573,000	1,573,000	3.63	3.97	February 16, 2027
100,000	50,000	2.74	4.34	June 29, 2027
250,000	125,000	1.91	4.35	July 4, 2027
150,000	37,500	2.14	4.60	October 4, 2027
1,300,000	433,333	4.85	4.93	February 2, 2028
11,979,216	10,825,049

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 28, 2021	7,030,000	0.92
Granted	10,723,210	3.09
Exercised	(3,405,098)	1.12
Cancelled	(8,337)	3.02
Balance, February 28, 2022	14,339,775	2.00
Granted	1,800,000	4.10
Exercised	(3,442,589)	1.32
Cancelled/Expired	(717,970)	2.67
Balance, February 28, 2023	11,979,216	2.47

25

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Restricted share units (“RSUs”)

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company’s issued shares reserved for issuance for RSU under the incentive plan. Upon vesting, at the Company’s discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company.

In August 2022, the newly adopted incentive plan received approval by the shareholders. The RSU grants described below were subject to such approval.

During the year ended February 28, 2023, the Company granted the following RSUs:

•	In July 2022, the Company granted 225,000 RSUs to a director and a member of senior management of the Company with a fair value of $423,000. The RSUs will vest on July 4, 2024.
•	In October 2022, the Company granted 150,000 RSUs to a director of the Company with a fair value of $336,000. The RSUs will vest on October 4, 2024.
•	In February 2023, the Company granted 2,420,000 RSUs to certain officers and directors of the Company with a fair value of $11,422,400. The RSUs will vest on October 4, 2024

During the year ended February 28, 2022, the Company granted the following RSUs:

•	In February 2022, the Company granted 2,900,000 RSUs to certain officers, directors, consultants, and employees of the Company with a fair value of 10,469,000. The RSUs will vest on February 2, 2025.

During the year ended February 28, 2023, the Company recorded share-based compensation of $5,846,247 (2022 – $172,093) in relation to RSUs.

RSU transactions are summarized as follows:

Number of RSUs
Balance, February 28, 2021	-
Granted	2,900,000
Balance, February 28, 2022	2,900,000
Granted	2,795,000
Balance, February 28, 2023	5,695,000

A summary of the RSUs outstanding at February 28, 2023 is as follows:

Number of RSUs	Remaining life	Vesting Date
	(years)
2,900,000	0.97	February 16, 2024
225,000	1.35	July 4, 2024
150,000	1.60	October 4, 2024
2,420,000	1.93	February 2, 2025
5,695,000

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American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

12.	sHARE CAPITAL (continued)

Performance share units (“PSUs”)

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company’s issued shares reserved for issuance for PSUs under the incentive plan. Upon vesting, at the Company’s discretion, the holder of a PSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of PSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company.

In February 2023, the Company issued 2,000,000 PSUs to various directors, officers, employees, and consultants of the Company. These 2,000,000 PSUs will vest upon a change of control or disposition of a controlling interest in one of the Company’s core assets, but will not vest in connection with the contemplated spin-out transaction involving Macusani Uranium Project.

The PSUs are accounted for as equity-settled awards.

During the year ended February 28, 2023, the Company did not record any share-based compensation in connection with PSUs.

PSU transactions are summarized as follows:

Number of PSUs
Balance, February 28, 2021 and 2022	-
Granted	2,000,000
Balance, February 28, 2023	2,000,000

13.	related party transactions

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the years ended February 28,
	2023	2022
	$	$
Exploration and evaluation expenditures	254,242	102,500
Management and directors fees	1,987,584	2,365,816
Share-based compensation	6,662,194	5,921,090
	8,904,020	8,389,406

All related party transactions are recorded at the amount agreed to by the Company and the related party.

As at February 28, 2023, the Company owed $4,608 (2022 – $193,111) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses.

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American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

14.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company’s management of capital during the year ended February 28, 2023.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, deposits, accounts payable, and due to related parties. As at February 28, 2023, the Company classifies its cash and cash equivalents and short-term investments as fair value through profit and loss and its amounts receivable, deposits, and accounts payable at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and cash equivalents and short-term investments are classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Amounts receivable, deposits, and accounts payable are classified under Level 3.

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American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. The carrying amount of financial assets represents the maximum credit exposure. As at February 28, 2023, the Company has gross credit exposure relating to cash and cash equivalents and short-term investments of $40,622,180. The cash and cash equivalents and short-term investments are held at Canadian chartered and investment banks and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at February 28, 2023, the Company had a cash and cash equivalents balance of $11,985,766 to settle current liabilities of $1,738,766. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, short-term investments, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at February 28, 2023, the Company had net assets (liabilities) of USD $11,498,621, AUD ($195,066), and British Pound (£10,000) which equates to total net assets of $15,453,082. A 10% fluctuation in the foreign exchange rates against the Canadian dollar would result in a foreign exchange gain/loss of approximately $1,545,000.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the years ended February 28, 2023 and 2022, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

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American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

16.	SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

February 28, 2023	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	34,833,511	115,424,265	150,257,776
Other long-term assets	785,248	70,178	-	855,426
	785,248	34,903,689	115,424,265	151,113,202

February 28, 2022	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	25,273,612	110,272,135	135,545,747
Other long-term assets	859,168	102,899	-	962,067
	859,168	25,376,511	110,272,135	136,507,814

17.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the year ended February 28,
	2023	2022
	$	$
Supplemental cash-flow disclosure:
Interest	40,741	-
Income taxes	-	-

Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	10,084,000	13,500,000
Units issued for acquisition	-	103,830,859
Capitalization of right-of-use assets and lease liabilities	-	301,440
Finders' shares issued for acquisition	-	1,865,947
Replacement stock options issued	-	1,644,993
Plateau warrants assumed	-	3,869,201
Reclassification of stock options exercised	3,132,758	2,758,727
Reclassification of stock options cancelled	1,157,471	8,742
Reclassification of warrants issued	-	378,704
Reclassification of warrants exercised	4,174,948	2,522,956
Reclassification of warrants expired	-	35,533

18.	CONTINGENCIES

In May 2021, the Ontario Securities Commission (“OSC”) issued a Notice of Hearing and Statement of Allegations to Plateau and two of its officers (collectively the “Executives”), commencing regulatory proceedings to consider whether Plateau met obligations related to continuous disclosure, associated filings and related activities with respect to the status of Plateau’s title to 32 mineral concessions in Peru, which were the subject of a regulatory dispute, as discussed in Note 7. In November 2022, Plateau and the Executives concluded a settlement with OSC and the matter is now closed. In addition, proceeds of $888,741 from a directors & officers insurance claim associated with these proceedings was received and is recorded as expense recovery on the statement of comprehensive loss.

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American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian Dollars)

19.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory Canadian federal and provincial income tax rates:

	For the years ended February 28,
	2023	2022
	$	$
Combined statutory tax rate	27%	27%

Income tax recovery at combined statutory rate	(9,630,000)	(6,358,000)
Impact of different statutory tax rates on earnings of subsidiaries	398,000	111,000
Permanent difference and other	3,399,000	3,355,000
Effect of change in future income tax rates	-	-
Change in deferred tax asset not recognized	5,833,000	2,892,000
Net deferred tax recovery	-	-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2023	Expiry Date Range	2022	Expiry Date Range
Temporary Differences	$		$
Share issue costs	2,402,000	2024 to 2026	3,373,000	2023 to 2026
Property and equipment	615,000	No expiry date	599,000	No expiry date
Non-capital losses available for future period	110,168,000	2024 to 2043	99,295,000	2024 to 2042
Exploration and evaluation Assets	25,897,000	No expiry date	7,320,000	No expiry date
Non-capital losses by country
Canada	68,252,000	2024 to 2043	60,189,000	2024 to 2042
United States	21,950,000	2037 to indefinite	20,476,000	2037 to indefinite
Peru	19,966,000	Indefinite	18,630,000	Indefinite

Tax attributes are subject to review, and potential adjustment, by tax authorities.

20.	SUBSEQUENT EVENTS

a)	Subsequent to February 28, 2023, the Company issued 5,572 common shares in connection with the exercise of 5,572 warrants with a weighted average exercise price of $3.00 for total proceeds of $16,716. The Company also issued 540,600 common shares in connection with the exercise of 540,600 stock options with a weighted average exercise price of $1.42 for total proceeds of $801,908.

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